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August 25, 2010

VIA EDGAR

Filing Desk
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Post-Effective Amendment No. 31 to the Registration Statement on Form N-1A of Cullen Funds Trust (the “Trust”) (1933 Act File No. 333-33302 / 1940 Act File No. 811-09871)

Ladies and Gentlemen:

     Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), and pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), the Trust is today filing Post-Effective Amendment No. 31 and Amendment No. 33 under the 1940 Act to the above referenced Registration Statement on Form N-1A (the “Amendment”). The purposes of the Amendment are (i) to revise disclosure to conform to changes to Form N-1A, including compliance with the new summary prospectus requirements; and (ii) to update certain other information contained in the prospectus and the statement of additional information.

     Prior to the effective date of the Amendment, the Trust intends to file a subsequent post-effective amendment pursuant to Rule 485(b) under the 1933 Act for the purposes of (i) responding to any comments on the Amendment conveyed by the staff of the Commission, and (ii) updating financial and certain other information contained in the prospectus and the statement of additional information.

     Please do not hesitate to contact the undersigned (312-853-7324) with any comments or questions you might have.

Very truly yours,

/s/ Andrew H. Shaw

Andrew H. Shaw

/cz